

January 19, 2011

Masahito Yamamura
Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation
1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan

> **Re:** **Panasonic Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2010**
> **Filed June 30, 2010**
> **File No. 1-06784**

Dear Mr. Yamamura:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note from the disclosure on pages 55 and 57 of your Form 20-F that you have operations in Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan. We also note that you list on your website Panasonic dealers located in Iran and Panasonic service centers located in Iran and Syria. In addition, we are aware of 2008 news reports that Panasonic DVD players and TVs are available in Cuba. As you know, Cuba, Iran, Syria, and Sudan are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us your past, current, and any anticipated contacts with the referenced countries, whether through subsidiaries, joint ventures, distributors, independent agents, or other direct or indirect arrangements, since

your letters to us dated October 5, 2006 and November 22, 2006. Your response should describe any goods, services, technology, information, or support that you have provided into Cuba, Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by them.

2. Please discuss the materiality of your operations in, and other contacts with, Cuba, Iran, Syria, and Sudan, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Syria, or Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comments or our review. If you need further assistance, you may contact me at (202) 551-3470.

Sincerely,


Cecilia Blye, Chief
Office of Global Security Risk


cc:     Amanda Ravitz
        Assistant Director
        Division of Corporation Finance